May 17, 2012

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E., Stop 4631

Washington, D.C. 20002

RE:	Nucor Corporation

File No. 1-04119

Form 10-K for the fiscal year ended December 31, 2011

Filed February 28, 2012

Dear Mr. O’Brien:

This letter is submitted on behalf of Nucor Corporation (the “Company”) in response to comments set forth in your letter dated April 23, 2012. Our responses to your comments are set forth below, with each paragraph numbered to correspond to the numbered paragraphs set forth in your letter.

Form 10-K for the Fiscal Year Ended December 31, 2011

Risk Factors, page 8

Our operations are subject to business interruptions and casualty losses, page 12

1.	We note that you state that the steelmaking business is subject to numerous inherent risks, particularly unplanned events such as explosions, fires, other accidents, natural or man-made disasters, acts of terrorism, inclement weather and transportation interruptions. Please advise us whether your business is also subject to risks associated with cyber attacks or information technology system failures. If so, please tell us what consideration you are giving to including these unplanned events in this risk factor disclosure. Please refer to the guidance provided by the Division of Corporation Finance’s Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm.

Mr. Terence O’Brien

United State Securities and Exchange Commission

May 17, 2012

We acknowledge the Staff’s comments and note the following:

After carefully evaluating all factors that could make an investment in Nucor’s common stock risky or speculative, Nucor discloses the most significant ones in its Annual Report on Form 10-K. Generally, the risk factors Nucor discloses relate to events or uncertainties that are specific to Nucor’s business or to the segments of the steel industry in which Nucor operates that would be reasonably likely to have a material adverse effect on the Company’s financial results or condition if they were to occur. We avoid disclosing generalized, broadly-worded risk factors that could apply to any company conducting any business. Although we do make statements in our risk factors about the potential effect of general economic trends that affect all businesses, we do so specifically to emphasize to investors that Nucor participates in highly cyclical markets that can lead to significant volatility in Nucor’s earnings and that a prolonged cyclical downturn could adversely impact the Company’s financial position.

You have accurately noted that we state in our risk factors that the steelmaking business is subject to numerous inherent risks, particularly unplanned events such as explosions, fires, other accidents, natural or man-made disasters, acts of terrorism, inclement weather and transportation interruptions. Nucor is a company with substantial tangible physical assets that are critical to conducting its business. The primary purpose of this risk factor disclosure you noted is to inform investors that a particularly significant risk to an investment in Nucor is the risk of material damage to those physical assets from the occurrence of such unplanned events. For example, tornado damage in several southern states cut off the supply of electricity to our Nucor Steel Decatur facility in 2011.

Nucor’s information technology systems are certainly subject to potential cyber attacks or failures, and Nucor invests significant resources in our efforts to secure access to them, build in redundancy and have backup systems available in the case of a critical system failure. We do not believe, however, that these risks of an investment in Nucor are significantly different from the same risks faced by an investor in most manufacturing and other comparable businesses operating in the United States today. Moreover, a key consideration for us in assessing the significance of these risks to a Nucor investor is the type of information we hold and use. With a few exceptions, we are not a direct to the consumer company, like a bank or major retailer that interacts with millions of retail customers who provide them with individually identifiable, sensitive data. The unauthorized release of such information could have a material adverse effect on a

Mr. Terence O’Brien

United State Securities and Exchange Commission

May 17, 2012

business’s reputation and potentially lead to financial losses from remedial actions, loss of business or potential liability.

For all of these reasons, we do not currently view potential cyber attacks and information technology failures to be a significant risk to investors that would be appropriate to discuss in our risk factors. Nucor will continue to monitor and evaluate this business risk to determine whether classification as a significant risk is deemed appropriate in the future.

Legal Proceedings, page 15

2.	With a view toward future disclosure, please tell us the dates on which the antitrust class action complaints were filed against the company. Refer to Item 103 of Regulation S-K.

We acknowledge the Staff’s comment and, in future filings, we will include the requested disclosure.

For example, in Nucor’s Form 10-Q for the first quarter of 2012, we have added the following disclosure to Note 10 on page 12:

Nucor has been named, along with other major steel producers, as a co-defendant in several related antitrust class-action complaints filed by Standard Iron Works and other steel purchasers in the United States District Court for the Northern District of Illinois. The majority of these complaints were filed in September and October of 2008, with two additional complaints being filed in July and December of 2010. Two of these complaints have been voluntarily dismissed and are no longer pending. The plaintiffs allege that from January 2005 through 2008, eight steel manufacturers, including Nucor, engaged in anticompetitive activities with respect to the production and sale of steel. The plaintiffs seek monetary and other relief. Although we believe the plaintiffs’ claims are without merit and will vigorously defend against them, we cannot at this time predict the outcome of this litigation or estimate the range of Nucor’s potential exposure.

Mr. Terence O’Brien

United State Securities and Exchange Commission

May 17, 2012

Liquidity and Capital Resources, page 30

3.	On page 51 you disclose that as of December 31, 2011, you guaranteed $68 million in debt of Duferdofin Nucor and this entity is not consolidated in your financial statements. In future filings under the heading “Off-Balance Sheet Arrangement” please disclose this and any other obligations under a guarantee pursuant to Item 303 (A)(4)(ii)(A) of Regulation S-K. Furthermore, we note on page 32 in your tabular disclosure of cash obligations, footnote (4) references the inclusion of guarantees. Please quantify and tell us the nature of these guarantees.

We acknowledge the Staff’s comments and note the following:

•

Based upon our analysis of Duferdofin Nucor’s debt guaranteed by Nucor, we have not deemed it reasonably likely that this guarantee will have a material current or future effect on our financial condition, results of operations, or capital resources. As of December 31, 2011, Duferdofin Nucor was in compliance with each of the financial covenants applicable to its debt by a significant margin and is projected to remain in compliance with them through 2012. We will continue to monitor our obligations under this guarantee, and should we deem it reasonably likely that they will have a material effect, we will disclose that fact in future filings.

•

The amount of guarantees included in “Other long-term obligations” is $71.3 million, of which amount $68 million is the guarantee of Duferdofin Nucor’s debt. The remaining $3.3 million consists of immaterial debt and environmental guarantees issued by various Nucor subsidiaries.

Goodwill, page 34

4.	Please tell us whether your Steel Products segment has a fair value substantially in excess of carrying value. If not, please explain and revise future filings to clarify why you believe future impairment is unlikely, with a clear description of the reasons and the mechanics of the related purchase price allocation. Alternatively, if you conclude the Steel Products segment, or any segment, is at risk of failing step one of the impairment test please disclose the following in future filings:

•	Percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	Description of the methods and key assumptions used and how the key assumptions were determined;

Mr. Terence O’Brien

United State Securities and Exchange Commission

May 17, 2012

•	Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible;

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Providing an enhanced disclosure will allow investors to assess the probability of a future material impairment charge. Refer to S-K 303(a)(3)(ii), which requires a description of a known uncertainty and Section V of Interpretive Release No. 33-8350, which states that under the existing MD&A disclosure requirements, a company should address material implications of uncertainties associated with the methods, assumptions and estimates underlying the company’s critical accounting measurements.

We completed our annual goodwill impairment testing as of the first day of the fourth quarters of 2011, 2010 and 2009 and concluded in each instance that there was no impairment of goodwill for any of our reporting units. We do not believe there are currently any reporting units at risk of goodwill impairment in the near term. The Steel Products segment as a whole has a fair value substantially in excess of our carrying value. In the past, we have had reporting units whose fair values have approached carrying values and, taking these quantitative and other qualitative factors into consideration, we added language providing our readers with the appropriate information when there have been potential impairment concerns. For example, in the Form 10-K for the year-ended December 31, 2009, we disclosed the following on page 31:

While our fourth quarter 2009 annual goodwill impairment analysis did not result in an impairment charge, the excess of estimated fair value over carrying value for the majority of our reporting units has declined substantially. Despite these declines, management does not believe that future impairment of all reporting units is probable. However, the performance of certain businesses that comprise our reporting units requires continued improvement. In particular, the severity and duration of losses sustained within the Buildings Group and Steel Trading reporting units have resulted in continued declines in estimated fair value over the past year. Management of working capital at these businesses has resulted in related declines in the carrying values of the assets of these reporting units over this same time period. As of the testing date, the estimated fair values of the Buildings Group and Steel Trading reporting units exceeded carrying values by 13% and 12%, respectively. As a result, these

Mr. Terence O’Brien

United State Securities and Exchange Commission

May 17, 2012

reporting units would be most likely to be affected by changes in our assumptions and estimates. The calculation of fair value could increase or decrease depending on changes in the inputs and assumptions used, such as changes in the reporting unit’s future growth rates, discount rates, etc. In order to evaluate the sensitivity of the fair value calculations on the goodwill impairment test, we applied a hypothetical 5% decrease to the fair values of each reporting unit. This hypothetical 5% decrease would result in excess fair value over carrying value for our Buildings Group reporting unit of $25.4 million and our Steel Trading reporting unit of $9.3 million at December 31, 2009.

We acknowledge the Staff’s comment and, should the fair value of any of our reporting units approximate the carrying value, we will disclose in future filings the information necessary to allow investors to assess the probability of a future material impairment charge.

Note 5 – Accounts Receivable, page 49

5.	We note that sales increased from 26% from fiscal year 2010 to 2011 but your allowance for doubtful accounts decreased 11% year over year. In future filings please provide a Schedule II for your allowance for doubtful accounts to allow investors to assess the adequacy of the allowance relative to charge-offs. Refer to Rule 5-04 and Rule 12-09 of Regulation S-X for guidance.

We acknowledge the Staff’s comment and note the following:

Unlike our LIFO reserve inventory valuation account for which we provide a Schedule II, Nucor’s allowance for doubtful accounts is not significant as a percentage of our gross accounts receivable balance. Furthermore, the historical charge-offs, the additions, and the deductions activity within the allowance for doubtful accounts has not been material in relation to our overall sales activity (.1% or less of sales during the previous three fiscal years) and the overall financial statement presentation as a whole. Within the Accounts Receivable footnote in our 2011 Form 10-K, we disclosed the amount of our allowance for doubtful accounts for the preceding three years so that investors may assess the relative materiality of the allowance’s ending amount and the year-over-year changes. In future filings should our allowance for doubtful accounts, charge-offs, or any other activity within the allowance become material to our financial position or results of operations, we will provide a Schedule II for our allowance for doubtful accounts.

Mr. Terence O’Brien

United State Securities and Exchange Commission

May 17, 2012

*    *    *     *

We acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter. We trust that our responses and proposed disclosures in future filings adequately address your comments and would be happy to discuss with you any remaining questions or concerns you may have. Please contact me at (704) 366-7000 should you have any questions or require further information.

Very truly yours,

/s/ James D. Frias

James D. Frias
Chief Financial Officer, Treasurer and Executive Vice President